Exhibit 99.2

Dear Fellow Global Ship Lease Shareholder:

Our annual shareholder meeting was re-convened on January 5, 2023 to allow more voting only on Proposal Three to amend our Articles of Incorporation to lower the quorum requirement for shareholder meetings to one-third (1/3) of the outstanding shares (the “Quorum Amendment”). Proposals One and Two, on the election of two directors and the engagement of our independent registered public accounting firm for 2022, respectively, were approved and adopted at the initially convened Annual Meeting held on December 7, 2022. The number of shares voting for Proposal Three at the re-convened Annual Meeting again represents less than a majority of the outstanding Class A Common shares and, accordingly, has been adjourned for a second time to Thursday, February 2, 2023, to allow our shareholders additional time to vote on Proposal Three.

The Quorum Amendment is currently supported by approximately 88% of the shares that have voted thus far, but we remain only approximately 2.3 million shares short of achieving the majority of the outstanding Class A common shares needed to pass the proposal.

We strongly urge all shareholders to support this proposal and vote “FOR” the Quorum Amendment. If you already voted “Against” or “Abstain” on this proposal, you can change your vote to “FOR” by using the enclosed voting instruction form, or via the internet or by telephone as explained in the enclosed proxy materials.

If you already voted “FOR”, thank you very much for your vote and no further action is needed.

Currently, our Amended and Restated Articles of Incorporation requires a quorum of the majority of our common stock outstanding. Due to the increased size and diversified nature of our shareholder base, it has become more difficult to obtain the current quorum at shareholder meetings. We already had to adjourn our Annual Meeting twice due to a lack of quorum, and have further adjourned our Annual Meeting twice due to insufficient votes on the Quorum Amendment.

Our Annual Meeting is now scheduled to re-convene, for a third time, on February 2, 2023 for the sole purpose on voting on Proposal Three (the Quorum Amendment).

Preparing proxy materials including printing and mailing such materials to shareholders, together with proxy solicitation, in order to reach the current quorum requirement, is costly. The Board of Directors believes that reducing the quorum requirement by adopting the Quorum Amendment will markedly improve the efficiency of our shareholders meetings, for example by reducing the possibility of having to adjourn future shareholder meetings due to the failure to obtain a quorum, and also lead to reduced costs.

Thank you in advance for your support, and for your investment in Global Ship Lease.

Sincerely, George Giouroukos Executive Chairman January 5, 2023